UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2017

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: January 26, 2017

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer

Santander

4th quarter 2016

(BR GAAP) Results


Santander

Simple | Personal | Fair

Disclaimer

This presentation may contain certain forward-looking statements and information relating to Banco Santander (Brasil) S.A. ("Santander Brazil") and its subsidiaries that reflect the current views and/or expectations of Santander Brazil and its management with respect to its performance, business and future events. Forward looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain words like "believe", "anticipate", "expect", "estimate", "could", "envisage", "potential", "will likely result", or any other words or phrases of similar meaning. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this presentation. We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In no event shall Santander Brazil, or any of its subsidiaries, affiliates, shareholders, directors, officers, agents or employees be liable to any fourth party (including investors) for any investment or business decision made or action taken in reliance on the information and statements contained in this presentation or for any consequential, special or similar damages. In addition to factors identified elsewhere in this presentation, the following factors, among others, could cause actual results to differ materially from the forward-looking statements or historical performance: changes in the preferences and financial condition of our consumers, and competitive conditions in the markets we serve; changes in economic, political and business conditions in Brazil; governmental interventions resulting in changes in the Brazilian economy, taxes, tariffs or regulatory environment; our ability to compete successfully; changes in our business; our ability to successfully implement marketing strategies; our identification of business opportunities; our ability to develop and introduce new products and services; changes in the cost of products and our operating costs; our level of indebtedness and other financial obligations; our ability to attract new customers; inflation in Brazil, devaluation of the Real against the U.S. Dollar and interest rate fluctuations; present or future changes in laws and regulations; and our ability to maintain existing business relationships, and to create new relationships.

Agenda

1 Key Messages

2 Santander Group's Results

3 Macroeconomic Scenario

4 Highlights 4Q16 Results

5 Final Remarks

OUR COMMITMENT

HIGHER PROFITABILITY

Commercial Transformation
- Speed and retail innovation

Strengthening our Leading Businesses
- Wholesale
- Consumer Finance

Customer Satisfaction
- Better experience through a client-centric culture

Goals for 2018[1]

	Dec/15	Dec/16	Dec/18
NPL ratio | 90 days	3.2%	3.4%	~ peers
Efficiency ratio	49.8%	48.8%	44.5%
Fees (growth)	7.3%	15.6%	>10%
Loyal Customers (MM)	3.2	3.7	4.6
ROE	12.8%	13.3%	15.6%

[1] Material Fact released on September 23rd, 2015

Commercial Transformation

Speed and retail innovation

TECHNOLOGY

"MODELO CERTO"

"CLIQUE ÚNICO"

New work methodology mindset

Faster workflow accelerating time-to-market

Individuals app mobile evolution

Transactions jumped 100% YTD

Rating: 4.5 Apple Store
4.2 Google Play

E-commerce

3x more sales through digital channels

Digital Relationship

+300k customers

Biometrics

Registrations

0.1MM (2015) → 6.3MM (2016)

Productivity Gains

More room for commercial activities

+ 21% customers interaction

Agility

Reduces 60% the contracting process time

Businesses

+ 415 thousand hours focused on customers needs

Efficiency

Reduces 60% the document verification process

Commercial Transformation

Speed and retail innovation

Payroll Loans

Launch of olé

+ **330bps** market share gains in new loans[1]

Agro

Leading role in the sector
Devoted branches opening
LCA Issuance: R$ 7 billion ,
+ **260bps** market share gains

Award
"Lide Agronegócios 2016"

"Consórcio"

Product relaunched in our portfolio
4th place in new loans ranking[2]

Credit Cards

New app: Santander Way - cards management
+556k downloads



Launched 2 new credit cards: Play and 1 | 2 | 3

Commercial agreement with American Airlines: cards issuance and mileage accrual

Conta Super

100% digital bank alternative
+ **444k** new customers in 2016

SMEs

Santander "Negócios & Empresas":
338k visits in the website

The World's and Latam's best bank for SMEs[3]



[1] Considering internal and external channels
[2] Bacen
[3] Euromoney

Commercial Transformation

Speed and retail innovation getnet

Uma empresa Santander

- Quality of our customer service and support
- Launch of a new POS for individuals (*Vermelhinha*)
- Broader card brands acceptance (Elo, Hipercard, Amex, etc)

Revenues jumped **30%** in 12 months

		12M15	12M16	12M15 x 12M16
Credit	**Revenues** (R$ million)	53,744	70,617	31%
	Transactions (million)	381.9	654.1	71%
Debit	**Revenues** (R$ million)	29,321	37,628	28%
	Transactions (million)	436.4	592.9	36%
Total	**Revenues** (R$ million)	83,065	108,245	30%
	Transactions (million)	818.3	1,247.0	52%

Getnet grows 5x ahead of the market[1]

~10% of Market Share[2]

+ 200 bps vs 2015



[1] As of 3Q16, the most recent available data. [2] Dec/16 market share estimates.

Strengthening our Leading Businesses

Wholesale | Consumer Finance

GCB
(Global Corporate Banking)

FX

Leadership in the FX market (derivatives and exchange)[1]

M&A

Leadership in M&A: from the 5th place in 2015 to 1st in 2016[2]

Project Finance

Leadership in Project Finance[3,4] for the 7th year[3]

Consumer Finance

Market share leadership in consumer auto loan[1]: **+20%, +230 bps YoY**

- Joint Venture announced with Hyundai and Banco PSA

Financeira digital | + Negócios



- ✓ Disruptive digital platform
- ✓ Faster sales approval
- ✓ Individual pricing model
- ✓ Real time interactive simulator

+ 1.1 million simulations / month

[1] Sources: Bacen. Consider internal channels and Finance [2] Thomson Reuters [3] ANBIMA [4] Dealogic

Customer Satisfaction

Better experience through a client-centric culture

Commercial Transformation | Strengthening our Leading Businesses | **Customer Satisfaction**

CUSTOMERS

Focused on customer satisfaction[1]

	2015	2016
High Income	4th	2nd
Middle Income	2nd	2nd
Low Income	4th	1st

Loyal Customers



3.2 MM
3.7 MM
+16.1%
2015
2016

17.5 MM
Active customers
+3% vs. 2015

Digital Customers



4.4 MM
6.4 MM
+45.1%
2015
2016

Digital Transactions



66%
73%
+700 bps
2015
2016

[1] IBOPE research 2015 and 2016

EMPLOYEES

Customers in the spotlight
Loyalty boosted by customers referrals

Employees experiencing Santander's unique culture

GREAT PLACE TO WORK®

One of the **best** companies to **work** for

Academia Santander

A new concept of training

Agenda

1 Key Messages

2 Santander Group's Results

3 Macroeconomic Scenario

4 Highlights 4Q16 Results

5 Final Remarks

Santander Group Results

Brazil contributed to **21%** of the Group's results in **2016**

Well balanced profit generation |12M16


UK
20
Brazil
21
Mexico
8
Chile
6
Argentina
4
USA
5
Other
3
Poland
3
Portugal
5
Spain
12
SCF
13

Attributable Profit
(EUR million)


4%
5,966
6,204
2015
2016

Ratings

	LONG TERM	SHORT TERM	OUTLOOK
Moody's	A3	P-2	Stable
Standard & Poor's	A-	A-2	Stable
Fitch Ratings	A-	F2	Stable

Agenda

1 Key Messages

2 Santander Group's Results

3 Macroeconomic Scenario

4 Highlights 4Q16 Results

5 Final Remarks

Macroeconomic Scenario

Recovery of economic activity

GDP | YoY Real Growth (%)


0.1
-3.8
-3.5
0.5
2.2
2014
2015
2016 (e)
2017 (e)
2018 (e)

Interest Rate | SELIC (%)


11.75
14.25
13.75
9.50
9.38
2014
2015
2016
2017 (e)
2018 (e)

Inflation | IPCA (%)


6.4
10.7
6.3
4.7
4.5
2014
2015
2016
2017 (e)
2018 (e)

Exchange Rate | (R$/US$)


2.66
3.90
3.26
3.40
3.50
2014
2015
2016
2017 (e)
2018 (e)

Sources: BCB, IBGE. "Pesquisa Focus" estimates (01/20/2017).

Agenda

2016 Performance

- Funding and market activities help the **NII growth** highlights
- Higher customer loyalty resulted in **double-digit fee growth**
- **Solid risk management** kept asset quality under control
- **Net income** reached **R$ 7.3 billion rising 11% YoY**
- **Improved efficiency ratio**
- Loan portfolio contraction in the year, **but increased in the 4th quarter**
- **Comfortable** capital and liquidity levels

Highlights

	(R$ million)	12M16		2016 x 2015	4Q16		4Q16 x 3Q16
Results	Net Interest Income	31,501	↑	6.3%	7,826	↓	-5.3%
Results	Fees	13,718	↑	15.6%	3,862	↑	12.4%
Results	Allowance for Loan Losses	(10,456)	↓	8.2%	(2,680)	↑	-5.5%
Results	**Managerial Net Profit**	**7,339**	↑	**10.8%**	**1,989**	↑	**5.6%**
Results	Efficiency Ratio	48.8%	↑	-100 bps	49.8%	↓	360 bps
Balance Sheet	Individuals Loan Portfolio	256,883	↓	-1.6%	256,883	↑	3.9%
Balance Sheet	BIS Ratio	16.3%	↑	60 bps	16.3%	↓	-130 bps

Performance 4T16

Net income increased in 11 of the last 12 quarters

Net Income *(R$ million)*



23.7%
5.6%
1,607
1,660
1,806
1,884
1,989
4Q15
1Q16
2Q16
3Q16
4Q16
9,781
3,157
6,624
10.8%
7,339
12M15
12M16
Non-recurring events 2Q15

Commercial strategy contributes **to sustainable and recurring results growth**

4Q16 Performance

Managerial P&L (R$ million)	12M16	12M15	YoY	4Q16	3Q16	QoQ
Net Interest Income	31,501	29,636	6.3%	7,826	8,267	-5.3%
Fees	13,718	11,867	15.6%	3,862	3,437	12.4%
Total Revenues	**45,219**	**41,503**	**9.0%**	**11,688**	**11,705**	**-0.1%**
Allowance for Loan Losses	(10,456)	(9,661)	8.2%	(2,680)	(2,837)	-5.5%
General Expenses	(18,307)	(17,323)	5.7%	(4,939)	(4,535)	8.9%
Others	(7,649)	(6,627)	15.4%	(1,769)	(1,880)	-5.9%
Profit Before Taxes	**8,807**	**7,892**	**11.6%**	**2,301**	**2,453**	**-6.2%**
Taxes and Minority Interest	(1,468)	(1,268)	15.8%	(313)	(570)	-45.1%
Managerial Net Profit	**7,339**	**6,624**	**10.8%**	**1,989**	**1,884**	**5.6%**

4Q16 Performance

Credit and funding are the quarter highlights

Net Interest Income Breakdown *(R$ million)*


6.0%
-5.3%
6.3%
7,384
7,599
7,808
8,267
7,826
29,636
31,501
1,384
609
5,391
1,674
633
5,293
1,737
705
5,366
2,058
847
5,363
1,395
871
5,561
6,191
2,330
21,114
6,863
3,055
21,583
4Q15
1Q16
2Q16
3Q16
4Q16
12M15
12M16
Credit
Funding
Others

Credit and Funding Spread *(%)*


Credit
8.3%
8.4%
8.8%
8.7%
8.9%
Funding
1.1%
1.2%
1.3%
1.5%
1.6%
4Q15
1Q16
2Q16
3Q16
4Q16
14.2%
14.2%
14.2%
14.2%
13.7%
Selic Interest Rate (average)

4Q16 Performance

Despite the loan portfolio decline in the year, all segments managed to deliver a positive performance in this quarter

Loan portfolio[1]
(R$ billion)



-1.6%
3.9%
261.0
248.3
244.3
247.3
256.9
13%
41%
14%
32%
13%
39%
14%
34%
13%
38%
13%
36%
14%
38%
13%
36%
14%
38%
13%
36%
Dec.15
Mar.16
Jun.16
Sep.16
Dec.16
Individuals
SMEs
Corporate
Consumer Finance

R$ million	Dec 16	Dec 15	12M	3M
Individuals	91,414	84,805	7.8%	3.4%
Consumer Finance	34,777	33,931	2.5%	2.7%
SMEs	32,683	35,387	-7.6%	1.9%
Corporate	98,008	106,866	-8.3%	5.5%
Total	**256,883**	**260,989**	**-1.6%**	**3.9%**
Other transactions[1]	65,900	69,958	-5.8%	3.6%
Expanded portfolio	**322,783**	**330,947**	**-2.5%**	**3.8%**

[1]Includes Debenture, FIDC, CRI, Floating Rate Notes, Promissory Notes, acquiring activity-related assets and guarantees.

4Q16 Performance

Funding grows 4% in the quarter, with better performance for saving and time deposits

Total Funding *(R$ billion)*



7.0%
4.0%
515.9
512.8
520.7
530.9
552.2
4Q15
1Q16
2Q16
3Q16
4Q16

R$ million	Dec 16	Dec 15	12M	3M
Demand deposits	16,006	15,698	2.0%	3.6%
Saving deposits	36,051	35,985	0.2%	3.7%
Time deposits + debentures[1]	180,951	176,754	2.4%	3.5%
Treasury notes (letras financeiras)[2]	65,393	59,499	9.9%	-2.0%
Funding from clients - on balance	**298,402**	**287,936**	**3.6%**	**2.3%**
(-) Reserve requirements	(61,199)	(55,096)	11.1%	-2.0%
Others	63,906	84,557	-24.4%	4.2%
Total Funding – on balance	**301,110**	**317,397**	**-5.1%**	**3.6%**
Assets under management	251,042	198,534	26.4%	4.5%
Total Funding + AUM	**552,152**	**515,931**	**7.0%**	**4.0%**

[1] Includes LCI/LCA [2] Includes COE (Certificados de Operações Estruturadas)

4Q16 Performance

Customer loyalty and transactionality strategies resulted in a historic highest quarterly fee growth

Fees *(R$ million)*



20.3%
12.4%
15.6%
3,210
3,090
3,328
3,437
3,862
11,867
13,718
4Q15
1Q16
2Q16
3Q16
4Q16
12M15
12M16

R$ million	Dec 16	Dec 15	12M	3M
Asset management	1,077	1,028	4.8%	-9.2%
Current account	2,590	2,052	26.2%	5.3%
Lending operations	1,427	1,380	3.3%	3.9%
Insurance	2,211	1,987	11.3%	39.7%
Cards	4,085	3,494	16.9%	15.5%
Collection services	1,224	1,025	19.4%	5.1%
Securities brokerage and placement	545	516	5.6%	27.0%
Others	560	386	45.3%	-0.1%
Total	**13,718**	**11,867**	**15.6%**	**12.4%**

4Q16 Performance

Solid risk culture deliveries better results over the last two years



NPL (from 15 to 90 days)
6.3%
7.0%
6.9%
7.1%
6.1%
5.0%
4.8%
5.5%
5.0%
4.3%
4.0%
3.0%
4.2%
3.0%
2.8%
Dec.15 Mar.16 Jun.16 Sep.16 Dec.16
NPL (over 90 days)
4.7%
4.7%
4.4%
4.3%
4.1%
3.2%
3.3%
3.2%
3.5%
3.4%
2.1%
2.1%
2.2%
2.8%
2.7%
Dec.15 Mar.16 Jun.16 Sep.16 Dec.16
Coverage Ratio (over 90 days)
199.4%
198.1%
212.0%
Dec.15 Sep.16 Dec.16
Individuals
Total
Corporate

4Q16 Performance

Allowance for loan losses and cost of credit remain under control



Allowance for Loan Losses (R$ million) and Cost of Credit (%)
3.6%
3.3%
3.6%
4.0%
3.7%
3.2%
3.6%
2,762
2,424
2,515
2,837
2,680
9,661
10,456
3,497
3,028
3,312
3.562
3,388
12,007
13,291
(735)
(604)
(797)
(725)
(709)
(2,346)
(2,835)
4Q15
1Q16
2Q16
3Q16
4Q16
12M15
12M16
Income from the Recovery of Written-Off Loans
Allowance for Loan Losses
Cost of credit

4Q16 Performance

Lean mindset holds annual expense growth below inflation

Expenses *(R$ million)*



5.7%
17,323
18.307
6.6%
8.9%
4,632
4,410
4,424
4,535
4,939
395
421
443
475
482
4,237
3,989
3,980
4,060
4,457
1.892
1.821
15,431
16,486
4Q15
1Q16
2Q16
3Q16
4Q16
12M15
12M16
General Expenses
Depreciation & Amortization

R$ million	2016	2015	YoY	QoQ
General expenses	16,486	15,431	6.8%	9.8% (5.9%)
Administrative Expenses	7,682	7,352	4.5%	7.1%
Personnel Expenses	8,804	8,079	9.0% (7.0%)	12.1% (5.0%)
Depreciation & Amortization	1,821	1,892	-3.7%	1.5%
Total	**18,307**	**17,323**	**5.7%** (4.8%)	**8.9%** (5.5%)

(Circled values) Excluding the lump-sum bonus to employees effect

4Q16 Performance

Profitability is the highlight in the quarter

Efficiency Ratio


51.4%
46.2%
49.8%
49.8%
48.8%
4Q15
3Q16
4Q16
12M15
12M16

ROAA


0.9%
1.1%
1.2%
1.1%
1.1%
4Q15
3Q16
4Q16
12M15
12M16

Recurrence


69.3%
75.8%
78.2%
68.5%
74.9%
4Q15
3Q16
4Q16
12M15
12M16

ROAE


12.4%
13.1%
13.9%
12.8%
13.3%
4Q15
3Q16
4Q16
12M15
12M16

4Q16 Performance

Liquidity and capital strength and at comfortable levels

Loan to Deposit[1]



90.6%
84.8%
86.1%
Dec15
Sep16
Dec16

BIS Ratio



15.7%
17.6%
16.3%
1.4%
1.2%
1.2%
14.3%
16.4%
15.1%
Dec15
Sep16
Dec16
Tier I
Tier II

In 2016, **we announced R$ 5.25 billion in dividends, 5.4% yield[2] of our average market cap during 4Q16.**

[1] Total loan portfolio / funding from clients [2] 7.0% yield of our average market cap during 2016

Agenda

1 Key Messages

2 Santander Group's Results

3 Macroeconomic Scenario

4 Highlights 4Q16 Results

5 Final Remarks

Final Remarks | 2016

In 2016 **we were able to accomplish** all goals we set out to achieve

Total revenues grew 9% YoY boosted by fees, higher transactionality and products realignment

Solid evolution in spreads

Net income climbed 11% in the year, maintaining sustainability and recurrence, given the customer base expansion and higher loyalty

Proven risk model reflected in our asset quality indicators

Capital and liquidity remained at comfortable levels

Lean mindset translated into higher productivity and efficiency gains leading to below-inflation expenses growth

Organizational climate with highly engaged employees

We are set in to deliver **a consistently higher ROE,** powered by a well-defined business strategy, boosted by organic growth and disciplined capital deployment

2017: Our platform is fully prepared to provide **better experience to our costumers**

Santander GLOBAL CORPORATE BANKING

Santander CORPORATE

Santander Negócios & Empresas

Santander FINANCIAMENTOS

Santander ASSET MANAGEMENT

Santander PRIVATE BANKING

Santander SELECT

Santander van gogh

Santander UNIVERSIDADES

Santander MICROCRÉDITO

getnet Uma empresa Santander

olé consignado

webmotors

ContaSuper É digital. É fácil.

universia

Santander CULTURAL

TEATRO Santander

Appendix


GO

Results

Managerial Financial Statement	2016	2015	Abs.	12M
R$ million				
Net Interest Income	**31,501**	**29,636**	**1,866**	**6.3%**
Allowance for loan losses	(10,456)	(9,661)	(795)	8.2%
Net Interest Income After Loan Losses	**21,045**	**19,975**	**1,070**	**5.4%**
Fees	13,718	11,867	1,851	15.6%
General Expenses	(18,307)	(17,323)	(984)	5.7%
Personnel Expenses + Profit Sharing	(8,804)	(8,079)	(725)	9.0%
Administrative Expenses	(9,503)	(9,244)	(260)	2.8%
Tax Expenses	(3,387)	(3,373)	(15)	0.4%
Other Income (Expenses)	(4,298)	(3,373)	(924)	27.4%
Non-Operating Income	34	117	(83)	-70.7%
Income Before Taxes	**8,807**	**7,892**	**915**	**11.6%**
Income Tax and Social Contribution Tax	(1,343)	(1,077)	(267)	24.8%
Minority Interest	(125)	(191)	67	-34.8%
Net Profit	**7,339**	**6,624**	**715**	**10.8%**

Quarterly Results

Managerial Financial Statement	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16
R$ million								
Net Interest Income	7,140	7,480	7,631	7,384	7,599	7,808	8,267	7,826
Allowance for loan losses	(2,112)	(2,338)	(2,448)	(2,762)	(2,424)	(2,515)	(2,837)	(2,680)
Net Interest Income After Loan Losses	5,028	5,142	5,183	4,622	5,175	5,293	5,430	5,147
Fee and Commission Income	2,828	2,910	2,919	3,210	3,090	3,328	3,437	3,862
General expenses	(4,103)	(4,300)	(4,288)	(4,632)	(4,410)	(4,424)	(4,535)	(4,939)
Personnel Expenses + Profit Sharing	(1,861)	(1,962)	(2,054)	(2,202)	(2,132)	(2,082)	(2,163)	(2,426)
Administrative Expenses	(2,242)	(2,337)	(2,234)	(2,430)	(2,278)	(2,341)	(2,371)	(2,512)
Tax Expenses	(929)	(889)	(770)	(784)	(817)	(823)	(835)	(913)
Other Income (Expenses)	(802)	(925)	(844)	(802)	(1,197)	(1,185)	(1,065)	(851)
Non-Operating Income	78	39	21	(21)	25	(5)	19	(5)
Income Before Taxes	2,100	1,977	2,222	1,593	1,866	2,186	2,453	2,301
Income Tax and Social Contribution Tax	(408)	(293)	(431)	55	(204)	(323)	(486)	(330)
Minority Interest	(60)	(9)	(82)	(40)	(2)	(56)	(84)	17
Net Profit	1,633	1,675	1,708	1,607	1,660	1,806	1,884	1,989

Balance Sheeet | Assets

R$ million

	Dec15	Mar16	Jun16	Sep16	Dec16
Current and Long-Term Assets	**663,809**	**655,329**	**642,337**	**647,837**	**688,673**
Cash and Cash Equivalents	6,864	5,463	5,209	6,089	5,723
Interbank Investments	55,810	51,481	64,278	63,960	59,669
Securities and Derivative Financial Instruments	142,892	151,377	149,988	153,135	169,590
Interbank Accounts	55,303	57,101	61,478	64,573	62,900
Lending Operations	244,460	232,145	227,906	230,780	239,190
Allowance for Loan Losses	(16,832)	(16,396)	(16,546)	(17,280)	(18,333)
Other Receivables	155,993	154,830	130,637	126,839	148,992
Other Assets	2,486	2,932	2,842	2,461	2,609
Permanent Assets	**13,645**	**13,420**	**12,857**	**13,349**	**13,031**
Investments	68	164	164	182	178
Fixed Assets	6,986	6,915	6,825	7,612	7,551
Intangibles	6,591	6,341	5,868	5,555	5,303
Goodwill	4,146	3,625	3,071	2,625	2,174
Others	2,445	2,717	2,797	2,930	3,129
Total Assets	**677,454**	**668,750**	**655,194**	**661,186**	**701,705**
Total Assets (Excluding Goodwill)	**673,308**	**665,125**	**652,123**	**658,561**	**699,531**

Balance Sheeet | Liabilities and Equity

R$ million	Dec15	Mar16	Jun16	Sep16	Dec16
Current and Long-Term Liabilities	620,293	608,360	593,035	597,106	640,843
Deposits	141,886	136,947	134,548	140,865	145,705
Demand Deposits	15,698	14,491	14,917	15,452	16,006
Savings Deposits	35,985	34,964	34,517	34,764	36,051
Interbank Deposits	3,675	2,444	2,601	3,162	3,122
Time Deposits	86,528	85,048	82,513	87,483	90,525
Money Market Funding	134,960	148,702	152,759	152,403	160,924
Funds from Acceptance and Issuance of Securities	99,848	96,863	100,247	104,295	105,170
Interbank Accounts	14	1,276	1,651	1,729	44
Interbranch Accounts	3,818	2,397	2,443	3,048	3,887
Borrowings	36,762	32,127	27,645	29,283	30,600
Domestic On-Lending – Official Institutions	16,263	16,082	15,934	16,615	16,803
Derivative Financial Instruments	22,883	14,297	18,049	15,020	19,945
Other Payables	163,859	159,669	139,760	133,850	157,766
Deferred Income	385	409	372	565	565
Minority Interest	1,956	1,928	1,938	2,194	2,526
Equity	54,819	58,053	59,850	61,321	57,772
Total Liabilities and Equity	677,454	668,750	655,194	661,186	701,705
Equity (Excluding Goodwill)	50,673	54,428	56,779	58,695	55,598

Balance Sheet | Loan Portfolio

R$ million	Dec16	Dec15	YoY%	Sep16	QoQ%
Individuals	**91,414**	**84,805**	**7.8%**	**88,440**	**3.4%**
Leasing / Auto Loans (*)	1,875	2,481	-24.4%	1,958	-4.3%
Credit Card	20,677	19,134	8.1%	18,804	10.0%
Payroll Loans	18,745	14,656	27.9%	17,666	6.1%
Mortgage	27,153	25,932	4.7%	27,075	0.3%
Agricultural Loans	3,427	3,453	-0.7%	3,494	-1.9%
Personal Loans / Others	19,537	19,149	2.0%	19,443	0.5%
Consumer Finance	**34,777**	**33,931**	**2.5%**	**33,868**	**2.7%**
Corporate	**130,692**	**142,252**	**-8.1%**	**125,016**	**4.5%**
Leasing / Auto Loans	2,783	2,926	-4.9%	2,735	1.8%
Real Estate	9,337	10,718	-12.9%	10,049	-7.1%
Trade Finance	20,339	20,570	-1.1%	18,792	8.2%
On-Lending	12,891	13,745	-6.2%	14,750	-12.6%
Agricultural Loans	5,531	2,611	111.8%	4,998	10.7%
Working Capital / Others	79,810	91,682	-12.9%	73,692	8.3%
Total	**256,883**	**260,988**	**-1.6%**	**247,324**	**3.9%**

(*) Including loans to individuals in the consumer finance segment, the auto loan portfolio totaled R$ 30,196 million in Dec/16 and R$ 30,315 million in Dec/15.

Santander

Investor Relations (Brazil)

Av. Juscelino Kubitschek, 2,235 - 26º floor
São Paulo | SP | Brasil | 04543-011
phone: 55 11 3553 3300
fax: 55 11 3553 7797
E-mails: ri@santander.com.br
acionistas@santander.com.br

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